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EXHIBIT 23

                         INDEPENDENT ACCOUNTANTS' REPORT



To the Board of Directors of:
  37 Point 9


We have reviewed the accompanying consolidated balance sheet of 37 Point 9 and Subsidiaries as of September 30, 2001 and the consolidated statements of operations and cash flows for the three and nine-month periods then ended. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company's working capital deficiency of $581,672, stockholders' deficiency of $572,663, net loss from operations of $3,767,489 and cash used in operations of $3,367,294 raise substantial doubt about its ability to continue as a going concern. Management's Plan in regards to these matters is also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

WEINBERG & COMPANY, P.A.


Los Angeles, CA
November 16, 2001